Exhibit 99.2

Quarterly Commentary

Fourth Quarter and

Full Year Ended December 31, 2014

February 18, 2015

Fourth Quarter & Full Year 2014 Performance Summary

Our performance in the fourth quarter of 2014 demonstrates continued progress on our financial and operating priorities, including achieving our net debt pay down target of approximately $475 million. In support of our long-term growth strategy, our Intelsat 30 satellite was successfully launched, and entered service in late November 2014, supporting growth in our media business in 2015 and beyond.

Full year 2014 financial performance met our guidance across all metrics. At $2.472 billion, our full year revenue declined by 5 percent as compared to fiscal year 2013. Adjusted EBITDA1 for the full year decreased by 4 percent to $1,959 million, or 79% of revenue.

In the fourth quarter of 2014, revenue of $619 million declined 4 percent as compared to the fourth quarter of 2013. Our Adjusted EBITDA for the quarter was $477 million, or 77 percent of revenue, as compared to $510 million, or 79 percent of revenue, in the fourth quarter of 2013. Our lower fourth quarter 2014 margin is attributable to increased operating costs and higher mix of off network services. We continue our focus on delivering attractive margins through financial discipline.

Net income attributable to Intelsat S.A. was $16 million in the fourth quarter of 2014, as compared to $73 million in the fourth quarter of 2013. Net income per common share on a diluted basis and adjusted net income per diluted common share1 were $0.14 and $0.79, respectively, in the fourth quarter of 2014 as compared $0.62 and $0.84, respectively, for the fourth quarter of 2013.

With respect to our business, our performance reflects the trends we experienced throughout 2014, such as pricing pressure for certain regions and applications and reduced U.S. government spending, compounded with rising geopolitical challenges and services nearing the end of lifecycle.

Contracted backlog at December 31, 2014 was $10.0 billion, compared to $10.1 billion at September 30, 2014. At 4.0 times trailing 12 months revenue (from January 1, 2014 to December 31, 2014), our backlog remains sizeable and provides a foundation for predictable cash flow and investment in our business.

Intelsat S.A.

Quarterly Commentary

4Q and Fiscal Year 2014

Q4 2014 Business Highlights and Customer Set Performance

All 2014 comparisons are to 2013 unless specifically noted otherwise

Network Services

Network services generated revenue of $284 million in the fourth quarter of 2014, a $16 million, or 5 percent, decrease to the year-ago quarter. New business included mobility applications serving the maritime sector, and enterprise applications such as oil and gas networks. This growth was more than offset by a challenging environment in Africa, including the continued non-renewal of legacy services such as channel and other point-to-point trunking, which was the largest component of the decline, as well as the continued migration of Ku-band services used for consumer broadband in North America to customer-owned assets.

Fourth Quarter Highlights and Business Trends:

•	Broadband infrastructure for private enterprise networks is the largest source of demand for network services. In the quarter, Intelsat booked multi-year renewals from Saudi Telecom, América Móvil’s Claro and Entel Chile. We also received a new multi-year, multi-satellite contract from Libya Telecom and Technology.

•	Oil and gas networks on land and sea use satellite-based Very Small Aperture Terminal (VSAT) networks because of the ubiquity of service delivery and the ability to rapidly deploy and relocate broadband connectivity in the oil field or on a platform. New and renewing enterprise networks for oil and gas applications included contracts with América Móvil’s Embratel of Brazil, and Harris CapRock.

•	We continued to ramp the managed services platform we are providing to Vodacom of South Africa. Under the service offering, we provide networking hardware and scalable bandwidth that allows Vodacom to extend services to new end-users while leveraging its existing ground infrastructure investments, with the ability to bridge to the Intelsat EpicNG platform when it enters service in Africa in 2017.

•	Wireless networks use our satellite services to extend services into remote regions. In the fourth quarter, we received contract renewals for wireless operators and service providers in Africa, including Vodacom and IP Planet, a division of Gilat Satcom, and in Latin America, including Claro Infrastructura and Enitel Nicaragua, both divisions of América Móvil.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high-throughput (HTS) capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. We are developing new service offerings and investing in innovative ground technologies that will provide ease of access to our services, expanding our addressable applications. The Intelsat 34, Intelsat 29e, Intelsat 32e and Intelsat 33e satellites, expected to enter service largely in 2016 and 2017, are designed to provide growth capacity for these network services applications.

Intelsat S.A.

Quarterly Commentary

4Q and Fiscal Year 2014

Media

Our Media business generated revenue of $226 million in the fourth quarter of 2014, an $8 million, or 3 percent, increase to the year-ago quarter. The increase in the quarter reflects the entry into service of Intelsat 30, which is being used primarily for the DIRECTV® Pan Americana DTH service.

Fourth Quarter Highlights and Business Trends:

New business in the quarter was driven primarily by the extension of existing contracts in support of distribution and DTH customers in the Asia and North American regions.

•	U.S. programmer, Turner Broadcasting, renewed multiple services in the fourth quarter of 2014. It renewed long-term agreements on our premier U.S. cable distribution neighborhoods, Galaxy 14 and Galaxy 15, complete with in-orbit protection.

•	NHK Global Media Services, Inc. signed a multi-year renewal for a state of the art international distribution system that uniquely melds satellite and terrestrial connectivity to help support its next generation network and expansion into high definition programming. Intelsat provides NHK with a global solution that includes service on three satellites and use of the IntelsatOne teleport and fiber infrastructure.

Our media business is expected to benefit in the near- to mid-term from the launch of three satellites that serve our video neighborhoods. The Intelsat 34 and Intelsat 31 satellites are currently expected to launch in the third quarter of 2015 and first quarter of 2016, respectively. Combined with the recently launched Intelsat 30 satellite, the three satellites will further enhance our successful media business in the Latin America region. The Intelsat 36 satellite, providing growth capacity for our DTH and distribution neighborhood serving Sub-Saharan Africa, is planned to follow in 2016. Our recently announced collaboration with Azercosmos, which will provide customized capacity for our 45º East neighborhood, will be used to support DTH services in Europe and Asia, continuing media momentum into 2017.

Intelsat S.A.

Quarterly Commentary

4Q and Fiscal Year 2014

Government

Sales to government customers generated revenue of $100 million in the fourth quarter of 2014, a $16 million, or 14 percent, decrease to the year-ago quarter. Overall, the decline reflects reduced U.S. government spending and consolidations of government customer requirements, as well as reduced requirements as a result of troop withdrawals.

Revenue declines were weighted more heavily to on-network transponder services. The current proportion of on-network services as a percentage of total government revenue is 57 percent, as compared to the fourth quarter of 2013, when the proportion was 60 percent.

Fourth Quarter Highlights and Business Trends:

•	Intelsat General Corporation (Intelsat General) received a renewal for over 200 MHz of capacity under a task order from the Future COMSATCOM Services Acquisition (FCSA) program. Contract renewals in the last quarter have averaged nearly one year in duration.

•	Intelsat General completed an important test of certain functionality on the Intelsat EpicNG platform, specifically as it pertains to the interoperability of our Intelsat EpicNG digital payload with protected tactical waveform (PTW) modem on the digital payload. The successful demonstration of the compatibility and effectiveness of PTW modems on commercial satellites paves the way for the U.S. Government to consider and procure commercial satellite capacity for PTW-based networks.

The overall volume, pace of request for proposal (RFP) issuances and subsequent awards in this business area remain below historical levels, particularly with respect to new requirements.

Fleet and Operations Update

The station-kept transponder count was approximately 2,200 units at the end of the fourth quarter, reflecting the entry into service of Intelsat 30 during the period. Utilization was at 75 percent.

Intelsat currently has twelve satellites in the design and manufacturing stages, and also a custom payload being built on a third party satellite that will not require capital expenditure. Intelsat 30 was placed into service late in the fourth quarter of 2014.

We currently expect to launch one satellite in 2015, which is Intelsat 34, a satellite supporting media applications in South America and mobility services over the North Atlantic, assigned to an Arianespace launcher. Intelsat 31, a second satellite to be used primarily by DIRECTV® Latin America, which is scheduled to launch on a Proton launcher, is currently expected to launch in the first quarter of 2016. The launch cycle for the Intelsat EpicNG program is scheduled to commence in the first quarter of 2016, with the first satellite, Intelsat 29e, also assigned to an Arianespace launcher.

Intelsat S.A.

Quarterly Commentary

4Q and Fiscal Year 2014

We have completed testing of the digital payload on our next generation Intelsat EpicNG satellite platform. The digital payload, developed by Boeing initially for use in the U.S. Department of Defense (DoD) Wideband Global Satcom program, is included exclusively on the Intelsat EpicNG satellite platform for several years. The technology differentiates the Intelsat EpicNG platform as compared to other commercial high-throughput satellite platforms, enabling beam to beam connectivity in small increments, a capability which expands the use of our HTS capacity to all network architectures, as compared to limited flexibility in other platforms.

Our satellites currently in the design and manufacturing stages are noted below.

Satellite	Follows	Orbital Location	Earliest Estimated Launch Date	Application
Intelsat 34	IS-805, G-11	304.5°E	3Q15	DTH, Media, Mobility
Intelsat 31	New	95°W	1Q16	DTH
Intelsat 29e	IS-1R, IS-805	310°E	1Q16	Broadband & Mobility
Intelsat 33e	IS-904	60°E	2H16	Broadband Infrastructure
Intelsat 36	New	68.5°E	2H16	DTH/Media
Intelsat 35e	IS-903	325.5°E	2017	Broadband & Media
Intelsat 37e	9-series replacement	TBD	2017	Broadband Infrastructure
EpicNG class	9-series replacement	TBD	2018	Broadband Infrastructure
EpicNG class	IS-10-02	TBD	2019	Broadband & Media
Traditional	9-series replacement	TBD	2019	Broadband Infrastructure
Traditional	G-14	125°W	2020	Media
Traditional	9-series replacement	TBD	2020	Broadband & Media

In addition to these planned satellites, Intelsat 32e is the custom payload being built for us on a third party satellite and will not require capital expenditure. To be located at 43.1°W, the satellite is planned for launch in the first half of 2016.

Intelsat S.A.

Quarterly Commentary

4Q and Fiscal Year 2014

Fourth Quarter Financial Performance

Revenue

At $619 million, total company revenue declined $24 million, or 4 percent, as compared to the fourth quarter of 2013.

On-network services of $561 million decreased by $24 million, or 4 percent. Transponder services of $475 million declined by $19 million, or 4 percent, due primarily to reduced services sold to government customers and a decline in services sold to network services customers in the Africa and Middle East and the North America regions. Managed services decreased $1 million to $73 million. Channel services declined by $4 million to $13 million.

Off-network and other revenues of $58 million were essentially flat to the prior year quarter, reflecting the transition of certain government traffic from on-network to a third-party satellite prior to the decommissioning of the Galaxy 26 satellite. Transponder, mobile satellite services (MSS) and other off-network services were essentially unchanged at $44 million. Satellite-related services were also unchanged at $14 million.

Intelsat S.A.

Quarterly Commentary

4Q and Fiscal Year 2014

Expenses

Direct costs of revenue, excluding depreciation and amortization, increased by $9 million, or 11 percent, to $93 million in the fourth quarter of 2014 compared to the prior year quarter. The increase was primarily related to $5 million in staff and related expenses as compared to the fourth quarter of 2013, which included a credit for certain expenses, and a one-time vendor credit of $3 million which occurred in the fourth quarter of 2013 but did not recur in the fourth quarter of 2014.

At $62 million, selling, general and administrative expenses in the fourth quarter increased by $13 million, or 27 percent, from $49 million in the prior year period. The increase was primarily related to $12 million in increased staff and related expenses as compared to the fourth quarter of 2013, which included a credit for certain expenses, and $5 million in increased development expenses. These increases were partially offset by $3 million in lower bad debt expenses in the fourth quarter of 2014 as compared to the prior year period, due to improved collections experience, as well as reductions in other expenses.

Interest expense, net, was $230 million in the fourth quarter of 2014, a decrease of $17 million, or 7 percent, as compared to the prior year period. The decline was primarily the result of higher capitalized interest which increased by $6 million to $19 million in the fourth quarter, reflecting increased assets under construction. Interest expense was also reduced due to lower expense accrued on our interest rate swaps and our net debt reduction and debt refinancing activities in 2013.

Loss on early extinguishment of debt, was $40.4 million in the fourth quarter or 2014, compared to $1.3 million for the three months ended December 31, 2013. In November 2014, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) redeemed all $500.0 million aggregate principal amount of the 8  1⁄2% Senior Notes due 2019 (“2019 Senior Notes”). In connection with the redemption, we recognized a loss on early extinguishment of debt of $40.4 million, consisting of the difference between carrying value of the debt redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discount and debt issuance costs.

Provision for income taxes was $3 million as compared to $10 million for the fourth quarter of 2013. The difference was principally due to the effect of a 2013 internal subsidiary reorganization on the three months ended December 31, 2013, with no comparable effect on the three months ended December 31, 2014. Cash paid for income taxes, net of refunds, totaled $7 million in the fourth quarter of 2014, as compared to $9 million in the same period in 2013.

Earnings

Net income attributable to Intelsat S.A. was $16 million, or $0.14 per diluted common share, for the fourth quarter, as compared to $73 million, or $0.62 per diluted common share, for the same period in 2013. In addition to lower revenue and higher operating expenses, discussed above, net income reflects an increase in loss on early extinguishment of debt of $39 million, related to the redemption of the 2019 Senior Notes.

Adjusted net income attributable to Intelsat S.A.1 was $92 million for the three months ended December 31, 2014, compared to $98 million for the same period in 2013. Adjusted net income per diluted common share1 was $0.79 for the fourth quarter of 2014, as compared to $0.84 for the same period in 2013.

Intelsat S.A.

Quarterly Commentary

4Q and Fiscal Year 2014

Cash Flows

During the fourth quarter of 2014, net cash provided by operating activities was $95 million. This included $45 million in customer prepayments received in the fourth quarter, which were recorded as deferred revenue and will be amortized upon start of service. Cash paid for interest in the fourth quarter was $398 million, of which $19 million was capitalized. Under existing debt agreements, Intelsat makes significantly heavier interest payments in the second and fourth quarters as compared to the first and third quarters of the year.

Capital expenditures were $142 million, resulting in free cash flow used in operations1 of $48 million for the fourth quarter of 2014.

Our ending cash balance at December 31, 2014, was $123 million, and we had $49 million outstanding under our secured revolving credit facility at that date. This outstanding balance was repaid in early 2015.

Capital Markets Activities

On November 1, 2014, Intelsat Jackson redeemed the entire $500.0 million aggregate principal amount of the 2019 Senior Notes.

2015 Outlook & Guidance

Business Environment: Our backlog provides the foundation for our revenue assumptions. Our beginning of year backlog for 2015, $2.0 billion, declined nearly 5 percent as compared to beginning of year backlog for 2014. The erosion in this metric reflects a number of factors affecting our business in 2014. These factors, plus others, are creating on-going headwinds for our business, including:

•	Continuing pricing pressure in our network services business as a result of over supply conditions, primarily with respect to services delivered in Africa, but which could spread to other regions as new satellites enter service;

•	Reduced volume in network services due to the contracted expiration of our legacy channel, managed ITS/IPL and other point-to-point services, affecting our network services business in Africa and Latin America, as well as lower contracted Ku-band capacity serving consumer broadband services in North America;

•	Emerging geopolitical conditions and the strengthening of the U.S. dollar may serve as a disadvantage to our services when compared to regional alternatives and could also cause increased pricing pressure and collection challenges;

•	Reduction in use of our services by the U.S. government, as a result of final troop withdrawals from Afghanistan and spending cuts; and

•	Lower demand from certain of our North American media customers as they use compression and other techniques to reduce transmission requirements for some programming.

The lower beginning of year backlog also reflects fewer new contracts as compared to past years, which is largely due to no new capacity suitable for network services entering service in the near term.

These trends are expected to continue to affect our business in 2015 and into 2016, with improvement unlikely until a meaningful quantity of new inventory enters service beginning in mid-2016 and into 2017.

Intelsat S.A.

Quarterly Commentary

4Q and Fiscal Year 2014

Revenue Guidance: We expect full year 2015 revenue of $2.330 billion to $2.380 billion, reflecting:

•	A 2-3% growth in our media business, which is expected to benefit from the entry into service of the Intelsat 30 satellite in 2015, offset somewhat by reduced demand in North America, as noted above, and economic and geopolitical challenges in certain regions, particularly Russia;

•	A 7-10% decline in our network services business, reflecting accelerated contract expirations on our legacy channel, managed service and other point-to-point and trunking services. Also, the continued effects of pricing pressure from new supply, including traditional satellite operators and new satellite entrants are expected to contribute to this decline.

•	An 8-12% decline in our government business, reflecting continued reduced activity levels at our Intelsat General subsidiary. Revenue reductions are expected to be more heavily weighted to lower-margin off-network categories.

Adjusted EBITDA Guidance: Performance is expected to range from $1.81 billion to $1.86 billion. We expect to continually employ cost discipline to partially offset hardware development and other costs we expect to incur as we develop new service offerings, as is further described below.

Capital Expenditure and Customer Prepayment Guidance: The table below summarizes capital expenditure and customer prepayment guidance, which was maintained for 2014 and 2016 and which introduces guidance for 2017:

Guidance	FY 2015	FY 2016	FY 2017
Capital Expenditures	$775M - $850M	$625M - $700M	$725M - $825M
Customer Prepayments	$125M - $150M	$0M - $25M	$0M

Our capital expenditure guidance includes capitalized interest. Customer prepayment guidance reflects only that which is contracted at this time. The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

The net number of transponder equivalents is expected to increase by a compound annual growth rate (CAGR) of 7.8 percent as a result of the satellites entering service between January 1, 2015 and December 31, 2017, with the growth weighted to later in the period. This aligns to the launches of the Intelsat EpicNG high-throughput satellites, the first two of which enter service in mid-2016 and 2017.

Cash Taxes Guidance: We continue to expect cash taxes to be approximately 1.5 percent of revenue for each of the next several years.

Debt Repayment Guidance: Intelsat made a $49 million revolver repayment in early 2015. Based upon the guidance provided above, Intelsat expects no further material debt repayment in 2015.

Long-term Financial Targets: Intelsat will no longer provide long-term financial targets, excluding cash taxes as described above, pending improved trends in our network services and government businesses. Our backlog provides the financial stability that allows us to complete our current capital investment program and to service and be in compliance with all debt obligations.

Intelsat S.A.

Quarterly Commentary

4Q and Fiscal Year 2014

2015 Operational Priorities

Intelsat’s strategic focus is concentrated on long-term equity appreciation that will be generated from revenue growth enabled by the entry into service of new inventory. We are focused on five operational priorities that will position us to achieve greater differentiation in our core markets, and enhance our ability to address larger and higher growth applications, returning our company to growth over the long-term. Our operational priorities for 2015, and progress made in the fourth quarter of 2014 and year-to-date 2015, are noted as follows:

•	Maintain our design and manufacturing schedule for the next generation Intelsat EpicNG fleet, and other satellites in our plan, to ensure availability of new inventory to drive revenue growth;

•	Our Intelsat 34 satellite is currently scheduled to launch late in the third quarter 2015. Because this satellite largely consists of replacement capacity for two existing satellites in our fleet, there is only modest incremental revenue potential when it enters service, likely in late 2015 or early 2016.

•	Intelsat 31 is currently scheduled to launch in the first quarter 2016 on a Proton rocket. Intelsat 31 is expected to be in-service in the late first quarter or early second quarter 2016.

•	Intelsat 29e, the first EpicNG satellite, is currently scheduled to launch in the first quarter 2016. Inclusive of an extended in-orbit testing period, we currently expect that this satellite will enter service in mid-2016. Intelsat 29e will provide up to 230 incremental 36 MHz transponders for use in enterprise, commercial and government mobility and wireless backhaul services for the Americas and North Atlantic region.

•	Drive innovation to create next generation solutions, including collaborating with hardware manufacturers and other partners to ensure optimized throughput, performance and ease of access for Intelsat EpicNG, for applications including broadband infrastructure, mobility, government and enterprise solutions;

•	In February, we announced a development agreement with Kymeta Inc., a technology company using metamaterials, under which we have agreed to co-design and develop the next generation of satellite antenna for use at customer premises or for connected devices. We believe that innovation in access hardware is essential to accelerating and simplifying access to satellite-based broadband connectivity. This supports our goal to expand our addressable markets in core customer sets, such as mobility and rural wireless applications, as well as address new vertical applications in the transportation, Internet of Things (IoT) and machine-to-machine sectors.

•	Develop application specific capacity and new service offerings that support the growth objectives of our customers across our business in the media and network services sectors, including mobility applications, and invest in our video neighborhood orbital locations to support long-term growth goals.

•	We continue to work with wireless operators on new service structures that are flexible and scalable within their infrastructure. Our services allow wireless operators to extend territories and prepare for more efficient content distribution across their networks, as traffic moves away from voice, towards data and video.

Intelsat S.A.

Quarterly Commentary

4Q and Fiscal Year 2014

•	In 2014, we expanded our managed service offerings in Africa, providing a platform for regional telecom leader Vodacom, which is addressing the South African small and medium enterprise segment.

•	We partnered with a leading Asia-Pacific satellite service provider for an expanded Direct-to-Home (DTH) satellite TV platform to be marketed by one of the telecommunications service providers in the region.

•	Maintain our leadership in government services, focusing on procurements that require end-to-end network responsibilities and complex network support, improving our value proposition to government customers seeking affordable solutions from trusted commercial providers.

•	Optimize use of our spectrum rights and global presence to maximize market access and continuity, particularly in attractive regions, while maintaining investment discipline.

•	We announced a collaboration with Azercosmos, to share capacity on a satellite to be located at our 45º East orbital location, which will include a customized payload supporting DTH applications in Europe and the Asia-Pacific region and corporate networks and government applications in Africa. The Intelsat payload on this satellite will not require capital expenditure by Intelsat.

As we execute to this list of initiatives, we will be building the inventory and service capabilities which will allow us to capture future growth from existing sectors as well as emerging opportunities that we believe represent larger and more sustainable addressable markets for our services. These markets include:

•	Enterprise/private data networks built for vertical applications, broad geographies and in developing regions;

•	Emerging region wireless infrastructure in a converged world;

•	Mobility, including commercial and government maritime and aeronautical broadband services;

•	Connected devices/machine-to-machine emerging applications;

•	Media neighborhoods and content distribution networks; and

•	Services and private networks designed to deliver more efficient government applications.

We look forward to updating our progress on these strategic initiatives where we will be better positioned to return to growth, creating equity value over the long-term.

David McGlade, Chairman and Chief Executive Officer, Intelsat S.A.

Stephen Spengler, Deputy Chief Executive Officer, Intelsat S.A.

Michael McDonnell, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]	In this quarterly commentary document, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA (or AEBITDA), free cash flow from (used in) operations and related margins, adjusted net income and adjusted net income per diluted common share included in this commentary are non-GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Intelsat S.A.

Quarterly Commentary

4Q and Fiscal Year 2014

Safe Harbor Statement

Statements in this quarterly commentary and certain oral statements made from time to time by our representatives constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this quarterly commentary, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our expectation that our media business will benefit in the near to mid-term from the launch of three satellites which serve our video neighborhoods; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance, including in our different customer sets, and Adjusted EBITDA performance in 2015; our capital expenditure and customer prepayment guidance for 2015 and the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; our expectations as to the level of our cash tax expenses over the next several years; our debt repayment guidance for 2015; and our belief that as we execute on our initiatives, we will build the inventory and service capabilities to allow us to capture future growth, including in emerging opportunities that we believe represent larger and more sustainable markets for our services.

Forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2014 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406